Exhibit (h)(2)(ii)

SCHEDULE 1

List of Funds

Fund Name	Ticker	# of Shares per Creation Unit
Genter Capital Taxable Quality Intermediate ETF	GENT	10,000
Genter Capital Municipal Quality Intermediate ETF	GENM	10,000
Indexperts Gorilla Aggressive Growth ETF	RILA	10,000
Indexperts Quality Earnings Focused ETF	QIDX	10,000
Indexperts Yield Focused Fixed Income ETF	QFIX	10,000
Langar Global HealthTech ETF	LGHT	10,000
North Shore Equity Rotation ETF	KOOL	10,000
Obra High Grade Structured Products ETF	OGSP	10,000
Obra Opportunistic Structured Products ETF	OOSP	10,000
Trajan Wealth Income Opportunities ETF	TWIO	10,000
Tuttle Capital Inverse ESG ETF	GWGB	10,000
Tuttle Capital Self Defense Index ETF	GUNZ	10,000
UVA Unconstrained Medium-Term Fixed Income ETF	FFIU	50,000